Filed by Great Plains Energy Incorporated
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Aquila, Inc.
Commission File No.: 1-03562

This filing relates to the proposed transactions pursuant to the terms of the Agreement and Plan of Merger, dated as of February 6, 2007, by and among Aquila, Inc., Great Plains Energy Incorporated, Gregory Acquisition Corp. and Black Hills Corporation.
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GREAT PLAINS ENERGY - BLACK HILLS - AQUILA
TRANSACTION FACT SHEET

Great Plains Energy/Aquila Transaction:
Great Plains Energy will acquire all the outstanding shares of Aquila and its Missouri based electric utility assets for $1.80 in cash plus 0.0856 of a share of Great Plains Energy common stock for each share of Aquila common stock in a transaction valued at approximately $1.7 billion, or $4.54 per share, based on Great Plains Energy’s closing stock price on February 6, 2007. In addition, Great Plains Energy will assume approximately $1 billion in Aquila’s net debt.

Black Hills Corporation/Aquila Transaction:
Black Hills will acquire Aquila’s electric utility in Colorado and its gas utilities in Colorado, Kansas, Nebraska and Iowa, and assume the associated liabilities for a total of $940 million in cash.

Great Plains Energy/Aquila Footprint:
•	After the transactions close, Great Plains Energy will have revenues of over $3 billion and approximately 800,000 customers.
•	The combined generating capacity will consist of approximately 5,800 megawatts.

Black Hills Corporation/Aquila Footprint:
•
The Black Hills transaction will add about 616,000 new retail utility customers (93,000 electric customers and 523,000 gas customers) to the 137,000 retail utility customers (104,000 electric customers and 33,000 gas customers) Black Hills currently serves.

•	The combined Black Hills/Aquila regulated utility and other operations will have a total of more than 750,000 retail and wholesale customers in 12 states.

Great Plains Energy/Aquila Synergies:
•
Total pre-tax synergies are expected to be approximately $500 million for 2008-2012. Costs to achieve, including transaction costs, will be approximately $185 million. Operational synergies will be approximately $310 million.

Impact on Employees:
•
Great Plains Energy expects to retain most of the employees working for the Aquila operations it is acquiring in Missouri. This includes all unionized personnel, whose employment will not be affected by the transaction. Great Plains Energy does expect some workforce reductions, primarily where support service functions overlap.

•	Black Hills expects to retain all of the employees working for the Aquila operations it is acquiring in Colorado, Iowa, Kansas and Nebraska.

Regulatory Approvals:
•
Deals are subject to approvals by Aquila and Great Plains Energy shareholders, FERC, HSR, and state regulatory approvals (Missouri, Kansas, Colorado, Iowa, Nebraska). Each transaction is contingent on completion of the other.

Leadership:
•
Michael Chesser will remain Chairman & CEO of Great Plains Energy. No change is expected to the Great Plains Energy Board of Directors or senior executive team as a result of the transaction. Great Plains Energy’s corporate headquarters will remain in Kansas City, Missouri.

•	Rick Green, Chairman, President, and Chief Executive Officer of Aquila, and his management team will continue to lead the company until these transactions close.
•	David Emery, Chairman, President, and CEO of Black Hills will lead the combined Black Hills/Aquila operations.

Information Concerning Forward-Looking Statements
Statements made in this document that are not based on historical facts are forward-looking, may involve risks and uncertainties, and are intended to be as of the date when made. In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Great Plains Energy, Aquila and Black Hills Corporation are providing a number of important factors, risks and uncertainties that could cause actual results to differ materially for the provided forward-looking information. These include: obtaining shareholder approvals required for the transactions; the timing of, and the conditions imposed by, regulatory approvals required for the transactions; satisfying the conditions to the closing of the transactions; Great Plains Energy and Black Hills Corporation successfully integrating the acquired Aquila businesses into their respective operations, avoiding problems which may result in either company not operating as effectively and efficiently as expected; the timing and amount of cost-cutting synergies; unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from the companies’ expectations; the actual resulting credit ratings of the companies or their respective subsidiaries; the effects on the businesses of the companies resulting from uncertainty surrounding the transactions; the effect of future regulatory or legislative actions on the companies; and other economic, business, and/or competitive factors. Additional factors that may affect the future results of Great Plains Energy, Aquila and Black Hills Corporation are set forth in their most recent quarterly report on Form 10-Q or annual report on Form 10-K with the Securities and Exchange Commission ("SEC"), which are available at www.greatplainsenergy.com, www.aquila.com and www.blackhillscorporation.com, respectively. Great Plains Energy, Black Hills Corporation and Aquila undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It
In connection with the acquisition of Aquila by Great Plains Energy, Great Plains Energy intends to file with the SEC a registration statement on Form S-4, containing a joint proxy statement/prospectus and other relevant materials. The final joint proxy statement/prospectus will be mailed to the stockholders of Great Plains Energy and Aquila. INVESTORS AND SECURITY HOLDERS OF GREAT PLAINS ENERGY AND AQUILA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GREAT PLAINS ENERGY, AQUILA AND THE ACQUISITION. The registration statement and joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Great Plains Energy or Aquila with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents (when they are available) filed with the SEC by Great Plains Energy by directing a request to: Great Plains Energy, 1201 Walnut, Kansas City, MO, 64106, Attn: Investor Relations. Investors and security holders may obtain free copies of the documents filed with the SEC by Aquila by contacting Aquila, 20 West Ninth Street, Kansas City, Mo, 64105, Attn: Investor Relations.

Participants in Proxy Solicitation
Great Plains Energy, Aquila and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies relating to the proposed transaction. Information about the executive officers and directors of Great Plains Energy and their ownership of Great Plains Energy common stock is set forth in Great Plains Energy’s Annual Report on Form 10-K for the year ended December 31, 2005, which was filed with the SEC on March 8, 2006, and the proxy statement for Great Plains Energy’s 2006 Annual Meeting of Stockholders, which was filed with the SEC on March 20, 2006. Information regarding Aquila’s directors and executive officers and their ownership of Aquila common stock is set forth in Aquila’s Annual Report on Form 10-K for the year ended December 31, 2005, which was filed with the SEC on March 7, 2006, and the proxy statement for Aquila’s 2006 Annual Meeting of Stockholders, which was filed with the SEC on March 24, 2006. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Great Plains Energy, Aquila and their respective executive officers and directors in the proposed transaction by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.